# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NRx Pharmaceuticals, Inc., CIK 0001719406
CUSIP: 629444209
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1201 Orange Street, Suite 600, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 08/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002043476

## Reporting persons
- The B Group, Inc.: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Kansas (KS); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (12.62% of the class)
- B Group Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (12.62% of the class)
- Branden B. Muhl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,000,000; sole dispositive power 0; shared dispositive power 3,000,000; aggregate amount beneficially owned 3,000,000 (12.62% of the class)

## Item 1. Issuer
Name of issuer: NRx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1201 Orange Street, Suite 600 Wilmington, DE 19801

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The B Group, Inc.
B Group Capital LLC
Branden B. Muhl

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The principal business address of The B Group, Inc. is 2900 McKinnon Street, Suite 1101, Dallas, Texas 75201.

The principal business address of each of B Group Capital LLC and Mr. Muhl is c/o The B Group, Inc., 2900 McKinnon Street, Suite 1101, Dallas, Texas 75201.
Citizenship:
The B Group, Inc. is organized under the laws of the State of Kansas.

B Group Capital LLC is organized under the laws of the State of Delaware.

Branden B. Muhl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

This Schedule 13G relates to 3,000,000 shares of Common Stock held by B Group Capital LLC. The B Group, Inc. serves as investment adviser to B Group Capital LLC. Mr. Muhl is the controlling person and manager of The B Group, Inc. and B Group Capital LLC, respectively. In such capacities, The B Group, Inc. and Mr. Muhl may each be deemed to beneficially own the shares of Common Stock held by B Group Capital LLC.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Ownership percentages are based on 23,769,901 shares of the Issuer's Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered direct offering, as reported in the Prospectus Supplement filed pursuant to Rule 424(b)(5) by the Issuer with the Securities and Exchange Commission on August 18, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- The B Group, Inc.: /s/ Branden B. Muhl, Branden B. Muhl/Chief Executive Officer (08/20/2025)
- B Group Capital LLC: /s/ Branden B. Muhl, Branden B. Muhl/Manager (08/20/2025)
- Branden B. Muhl: /s/ Branden B. Muhl, Branden B. Muhl (08/20/2025)